Exhibit 99.1

YanGuFang Receives NASDAQ Notice Related to Late Filing of Form 20-F

SHANGHAI, China, November 17, 2023 (GLOBE NEWSWIRE) -- YanGuFang International Group Co., Ltd. (the “Company” or “YanGuFang”) (Nasdaq: YGF), a health food company primarily engaged in the production, sourcing, research and development, and sales and distribution of oat and grain products across China and internationally, today announced that it has received a staff determination letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company of its noncompliance with the Nasdaq Listing Rule 5250 (c)(1) for continued listing due to its failure to file its Annual Report on Form 20-F for the fiscal year ended June 30, 2023 (“Form 20-F”) in a timely manner.

Pursuant to the Letter, the Company has 60 calendar days to submit to Nasdaq a plan to regain compliance from the date of receipt of the Letter and if the plan is accepted by Nasdaq, the Company will be granted an exception of up to 180 calendar days from the Form 20-F’s due date, or until May 13, 2024, to regain compliance.

The Letter further stated that if the plan is not accepted by Nasdaq, the Company will have the opportunity to appeal that decision to a Hearing Panel pursuant to the Nasdaq Listing Rule 5815(a).

The Letter has no immediate impact on the listing of the Company’s ordinary shares on the Nasdaq Capital Market.

The Company is working diligently on the Form 20-F and intends to file the Form 20-F as promptly as possible in order to regain compliance with the Nasdaq Listing Rule 5250(c)(1). However, if the Company fails to file the Form 20-F by January 16, 2024, the Company will submit a plan by such date to Nasdaq that outlines the steps the Company will take to file the Form 20-F.

About YanGuFang International Group Co., Ltd.

YanGuFang is a health food company engaged in the production, sourcing, research and development, sales and distribution of natural oat and whole grain products. The Company is committed to improving human health through its research to explore the nutritional benefits of its products. The Company has developed over 80 products in its natural oat and whole grain series. For more information, please visit the Company’s website at http://ir.ygfang.com/.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. These forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, which may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the Company’s ability to develop and sell new or improved products and services, raise capital, deliver customer orders timely, execute its business plans, and attract and retain customers and skilled professionals; risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates,  and general economic conditions affecting the Company’s industry and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”). The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC, which are available, free of charge, on the SEC’s website at www.sec.gov.

For investor and media inquiries please contact:

YanGuFang International Group Co., Ltd.
Investor Relations Department
Email: ir@yangufang.com

Christensen Advisory
Jenny Lam
Assistant Vice President
Phone: +852.2232.3928
Email: jenny.lam@christensencomms.com